SEACOR Marine Holdings Inc.

12121 Wickchester Lane, Suite 500

Houston, Texas 77079

February 9, 2022

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SEACOR Marine Holdings Inc.

Registration Statement on Form S-3

Filed February 1, 2022

File No. 333-262447

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-3 (No. 333-262447) of SEACOR Marine Holdings Inc., a Delaware corporation (the “Registrant”), initially filed with the Securities and Exchange Commission (the “Commission”) on February 1, 2022 (the “Registration Statement”).

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Registrant hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement may become effective at 4:00 p.m. Eastern Time on February 11, 2022, or as soon as practicable thereafter.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Milbank LLP, by calling Brett Nadritch at (212) 530-5301, and then send written confirmation to the addressees listed on the cover of the Registration Statement.

Thank you for your assistance in this matter.

[Signature page follows]

Very truly yours,

SEACOR MARINE HOLDINGS INC.

By:	/s/ Andrew H. Everett II
Name:	Andrew H. Everett II
Title:	Senior Vice President, General Counsel and Secretary

[Signature Page to Acceleration Request]